Exhibit 99.3

Consolidated Financial Statements

(Unaudited)

Transition Therapeutics Inc.

For the three months ended September 30, 2015 and 2014

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In Canadian Dollars	Note	As At September 30, 2015	As at June 30, 2015

Assets
Current assets
Cash		31,803,201	40,510,758
Other receivables		330,160	265,189
Income tax and investment tax credits receivable		399,668	399,668
Prepaid expenses and deposits		455,960	259,143
		32,988,989	41,434,758
Non-current assets
Property and equipment		173,251	191,944
Intangible assets	5	7,900,220	8,022,383
Total assets		41,062,460	49,649,085

Liabilities
Current liabilities
Trade and other payables	6	3,611,079	8,549,895
Contingent consideration payable	7	901,889	858,257
		4,512,968	9,408,152
Non-current liabilities
Contingent consideration payable	7	3,892,339	3,503,344
Total liabilities		8,405,307	12,911,496

Equity attributable to owners of the Company
Share capital	9	233,623,484	233,633,493
Warrants	9	3,150,558	5,176,397
Contributed surplus		17,170,146	14,771,907
Share-based payment reserve	9	5,937,420	5,892,305
Accumulated other comprehensive income		(278,300)	(281,814)
Deficit		(226,946,155)	(222,454,699)
Total equity		32,657,153	36,737,589

Total liabilities and equity		41,062,460	49,649,085

Contingencies and commitments	12

The notes are an integral part of these consolidated financial statements

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

2

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended September 30, 2015 and 2014

(Unaudited)

In Canadian Dollars, except per share data	Note	September 30, 2015	September 30, 2014

Expenses
Research and development	10	4,725,480	16,034,891
Selling, general and administrative expenses	10	1,400,408	1,305,832

Operating Loss		(6,125,888)	(17,340,723)
Change in fair value of contingent consideration payable	7	(228,859)	(225,301)
Interest income		37,464	65,693
Foreign exchange gain		1,825,827	1,805,007
Net loss for the period		(4,491,456)	(15,695,324)

Other comprehensive loss for the period

Items that may be subsequently reclassified to net income:
Cumulative translation adjustment		3,514	17,423
Comprehensive loss for the period		(4,487,942)	(15,677,901)
Basic and diluted net loss per common share	11	(0.12)	(0.45)

The notes are an integral part of these consolidated financial statements.

3

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the three months ended September 30, 2015 and 2014

(Unaudited)

			Attributable to equity holders of the Company
In Canadian Dollars	Note	Number of common shares	Share capital	Warrants	Contributed surplus	Share-based payment reserve	Accumulated Other Comprehensive Income	Deficit	Total equity
		#	$	$	$	$	$	$	$
Balance, July 1, 2015		38,878,879	233,633,493	5,176,397	14,771,907	5,892,305	(281,814)	(222,454,699)	36,737,589

Net loss for the period		-	-	-	-	-	-	(4,491,456)	(4,491,456)
Cumulative translation adjustment		-	-	-	-	-	3,514	-	3,514
Share issuance costs pursuant to public offering, net	9	-	(10,009)	-	-	-	-	-	(10,009)
Share options exercised, expired or cancelled	9	-	-	-	372,400	(372,400)	-	-	-
Warrants expired	9	-	-	(2,025,839)	2,025,839	-	-	-	-
Share-based payment compensation expense	9	-	-	-	-	417,515	-	-	417,515
Balance, September 30, 2015		38,878,879	233,623,484	3,150,558	17,170,146	5,937,420	(278,300)	(226,946,155)	32,657,153

Balance, July 1, 2014		35,303,913	207,374,493	5,176,397	14,768,221	2,866,292	24,028	(171,115,171)	59,094,260
Net loss for the period		-	-	-	-	-		(15,695,324)	(15,695,324)
Cumulative translation adjustment		-	-	-	-	-	17,423	-	17,423
Share options exercised, expired or cancelled	9	2,270	9,474	-	-	(4,036)	-	-	5,438
Share-based payment compensation expense	9	-	-	-	-	891,654	-	-	891,654
Balance, September 30, 2014		35,306,183	207,383,967	5,176,397	14,768,221	3,753,910	41,451	(186,810,495)	44,313,451

The notes are an integral part of these consolidated financial statements.

4

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended September 30, 2015 and 2014

(Unaudited)

In Canadian Dollars	Note	September 30, 2015	September 30, 2014

Cash flows used in operating activities
Net loss for the period		(4,491,456)	(15,695,324)
Adjustments for:
Change in fair value of contingent consideration payable		228,859	225,301
Depreciation and amortization		186,100	161,596
Share-based payment compensation expense		417,515	891,654
Accrued interest		-	(13,989)
Unrealized foreign exchange gain		(1,916,102)	(1,944,564)
Change in working capital	13	(5,370,528)	(232,174)
Net cash used in operating activities		(10,945,612)	(16,607,500)

Cash flows used in investing activities
Purchase of property and equipment		(687)	(37,466)
Net cash used in investing activities		(687)	(37,466)

Cash flows (used in) from financing activities
Share issuance costs paid		(10,009)	-
Proceeds from share options exercised		-	5,438
Net cash (used in) from financing activities		(10,009)	5,438

Foreign exchange gains on cash		2,248,751	2,209,564

Net decrease in cash		(8,707,557)	(14,429,964)
Cash at beginning of period		40,510,758	57,212,004
Cash at end of period		31,803,201	42,782,040

The notes are an integral part of these consolidated financial statements.

5

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

1.	GENERAL INFORMATION AND NATURE OF OPERATIONS

Transition Therapeutics Inc. and its subsidiaries (together the Company or Transition) was incorporated by Articles of Incorporation under the Business Corporations Act (Ontario) on July 6, 1998. The Company is a public company with common shares listed on both the NASDAQ and Toronto Stock Exchange and is incorporated and domiciled in Canada. The address of its registered office is 101 College Street, Suite 220, Toronto, Ontario, Canada.

The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of agitation and aggression in Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board for interim financial statements, including IAS 34 Interim Financial Reporting. The consolidated financial statements have been prepared using the historical cost convention except for the revaluation of contingent consideration payable to fair value.

The preparation of financial statements in conformity with IFRS requires use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the annual consolidated financial statements for the year ended June 30, 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Board of Directors approved the interim consolidated financial statements for issuance on November 6, 2015. The significant accounting policies that have been applied in the preparation of these interim consolidated financial statements are described in the Company’s annual financial statements for the year ended June 30, 2015 and have been applied to all periods presented.

4.	FINANCIAL RISK MANAGEMENT

4.1 Categories of financial assets and liabilities

All financial instruments are measured at amortized cost except for the contingent consideration payable which is measured at fair value. The following table outlines the Company’s financial instruments, their classification, carrying value and fair value.

6

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

Financial Instruments as at September 30, 2015	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	31,803,201	31,803,201
Other receivables	Loans and receivables	330,160	330,160
Accounts payable and accrued liabilities	Other liabilities	3,611,079	3,611,079
Contingent consideration payable	Fair value through profit and loss	4,794,228	4,794,228

Financial Instruments as at June 30, 2015	Classification	Carrying Value ($)	Fair Value ($)
Cash	Loans and receivables	40,510,758	40,510,758
Other receivables	Loans and receivables	265,189	265,189
Accounts payable and accrued liabilities	Other liabilities	8,549,895	8,549,895
Contingent consideration payable	Fair value through profit and loss	4,361,601	4,361,601

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying value of cash, other receivables and accounts payable and accrued liabilities approximates fair value due to the short-term nature of the financial instrument.

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005. The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions, with all other variables held constant, will increase the contingent consideration payable by $1,579,000. Conversely a decrease of 10% applied to the probability assumptions, with all other variables held constant, would decrease the contingent consideration payable by $1,663,000;

(b)	The probability adjusted cash flows are discounted at a rate of 20% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $1,155,000. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $1,631,000.

4.2 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company’s finance function which identifies, evaluates and where appropriate, mitigates financial risks.

(a)	Foreign exchange risk

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies, mainly the US dollar. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

7

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

Financial instruments in foreign currencies at September 30, 2015 and June 30, 2015 are approximately:

	September 30, 2015	June 30, 2015
	US$	US$
Cash	22,058,344	30,544,014
Trade and other payables	(118,116)	(102,464)
	21,940,228	30,441,550

Fluctuations in the US dollar exchange rate could potentially have a significant impact on the Company’s results. At September 30, 2015, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, comprehensive loss for the three month period ended September 30, 2015 would have decreased by approximately $1,905,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, comprehensive loss for the three month period ended September 30, 2015 would have increased by approximately $1,905,000.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due.

The Company’s investment policies are designed to maintain safety of principal and provide sufficient readily available cash in order to meet liquidity requirements. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. All cash and short term investments have maturities less than one year.

At September 30, 2015 the Company’s financial liabilities which include trade and other payables are current and are expected to be repaid within 1 to 3 months of the period end date.

If all contingencies are satisfied, the contingent consideration payable is expected to be paid as follows:

Fiscal year ending June 30, 2016	$2,847,759
Fiscal year ending June 30, 2021	$3,797,096
Fiscal year ending June 30, 2022	$17,616,664
Fiscal year ending June 30, 2023	$20,017,500
Fiscal year ending June 30, 2024	$20,017,500

4.3	Capital risk management

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive arrangements such as interest income and collaborative partnership arrangements.

The Company includes equity comprised of issued share capital, warrants, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements primarily through share issuances since inception and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three month period ended September 30, 2015 from the year ended June 30, 2015.

8

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months. However, the Company’s working capital may not be sufficient to meet its stated business objectives in the event of unforeseen circumstances or a change in the strategic direction of the Company. When, or if, the Company requires additional capital, there can be no assurance that the Company will be able to obtain further financing on favourable terms, if at all.

5.	INTANGIBLE ASSETS

Intangible assets consist of the following:

	ENI Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Lilly SARM License acquired (TT701)	Total
	$	$	$	$
As at July 1, 2015
Cost	20,547,993	1,055,900	624,500	22,228,393
Accumulated amortization	(13,919,829)	(282,019)	(4,162)	(14,206,010)
Net book value July 1, 2015	6,628,164	773,881	620,338	8,022,383
As at September 30, 2015
Cost	20,547,993	1,055,900	667,250	22,271,143
Accumulated amortization	(14,057,914)	(295,218)	(17,791)	(14,370,923)
Net book value September 30, 2015	6,490,079	760,682	649,459	7,900,220
Period ended September 30, 2015
Opening net book value	6,628,164	773,881	620,338	8,022,383
Amortization charge	(138,085)	(13,199)	(13,629)	(164,913)
Foreign exchange	-	-	42,750	42,750
Net book value September 30, 2015	6,490,079	760,682	649,459	7,900,220

	Technology acquired (ELND005)	Lilly Licenses acquired (TT401/402)	Lilly SARM License acquired (TT701)	Total
	$	$	$	$

As at July 1, 2014
Cost	20,547,993	1,055,900	-	21,603,893
Accumulated amortization	(13,367,489)	(229,223)	-	(13,596,712)
Net book value	7,180,504	826,677	-	8,007,181

As at June 30, 2015
Cost	20,547,993	1,055,900	624,500	22,228,393
Accumulated amortization	(13,919,829)	(282,019)	(4,162)	(14,206,010)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

Year ended June 30, 2015
Opening net book value	7,180,504	826,677	-	8,007,181
Acquisition of intangible assets	-	-	624,500	624,500
Amortization charge	(552,340)	(52,796)	(4,162)	(609,298)
Net book value June 30, 2015	6,628,164	773,881	620,338	8,022,383

9

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

The amortization of all intangible assets relates to the research and development efforts of the Company and has therefore been included in the “research and development” line in the consolidated statement of comprehensive loss.

6.	TRADE AND OTHER PAYABLES

Trade and other payables consist of the following:

	September 30, 2015	June 30, 2015
	$	$
Accounts payable	320,679	2,594
Accrued expenses:
Clinical trials and manufacturing	2,672,055	7,769,521
Salaries and benefits	278,241	398,017
Professional fees and services	254,368	235,477
Other	85,736	144,286
	3,290,400	8,547,301
	3,611,079	8,549,895

7.	CONTINGENT CONSIDERATION PAYABLE

(a)	Under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price and a royalty of up to 1% on net sales of the ELND005 product. The Company has recognized a liability as at September 30, 2015 of $1,502,576 (June 30, 2015 - $1,429,884) which represents the fair value of the contingent consideration payable to the former shareholders of ENI.

(b)	Under the terms of the ELND005 milestone and royalty agreement, the Company is committed to pay Perrigo contingent approval and commercialization milestones potentially totaling US$40 million and a royalty of up to 6.5% on net sales of the ELND005 product. Accordingly, the Company has recognized a liability as at September 30, 2015 of $3,291,652 (June 30, 2015 - $2,931,717) which represents the fair value of the contingent consideration payable to Perrigo.

	Payable to ENI	Payable to Perrigo	Total
Contingent Consideration Payable	$	$	$
Balance at July 1, 2014	1,030,775	2,807,511	3,838,286
Change in contingent consideration payable	399,109	(333,322)	65,787
Foreign exchange	-	457,528	457,528
Balance at June 30, 2015	1,429,884	2,931,717	4,361,601
Change in contingent consideration payable	72,692	156,167	228,859
Foreign exchange	-	203,768	203,768
Balance at September 30, 2015	1,502,576	3,291,652	4,794,228

Significant assumptions and the sensitivity of changes to these assumptions are discussed in Note 4.

10

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

8.	LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)	On March 3, 2010, Transition and Eli Lilly and Company (“Lilly”) entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and retained the option to reacquire the rights to the compounds at a later date. The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

In June 2013, Lilly exercised their option and assumed all development and commercialization rights to type 2 diabetes drug candidate TT401. In conjunction with this assumption of rights, Transition received a milestone payment of $7,118,300 (US$7 million) which has been recognized as revenue during the year ended June 30, 2013. Lilly has assumed all costs and will perform all future development and commercialization activities of TT401. In fiscal 2015, Transition has paid US$14 million ($15,491,600) to Lilly in three separate installments during the Phase 2 clinical study. In return, Transition is eligible to receive up to approximately US$240 million in additional milestone payments and will also be eligible to receive a double-digit royalty on sales of TT401 products and a low single digit royalty on related compounds. The Company has no further funding obligations under the Agreement.

(b)	On May 6, 2015, the Company, through its wholly owned subsidiary Transition Therapeutics Ireland Limited (“TTIL”), exclusively licensed worldwide rights to a novel small molecule drug candidate, TT701 from Lilly. Under the terms of the agreement, TTIL has acquired the rights to develop and commercialize TT701. Transition will pay Lilly upfront consideration of up to US$1 million. As of June 30, 2015, Transition has paid Lilly $624,500 (US$500,000) of the upfront consideration and this payment has been capitalized as a license acquired from Lilly and will be amortized over the estimated remaining life of 12.5 years. The remaining upfront payment of US$500,000 is due upon first patient enrollment in a clinical trial and is expected to be paid in fiscal 2016 once the milestone is achieved.

9.	SHARE CAPITAL

[a]	Authorized

At September 30, 2015, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

[b]	Common shares issued and outstanding during the period

At September 30, 2015, there were 38,878,879 common shares issued and outstanding [June 30, 2015 – 38,878,879].

11

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

Warrants

Details of whole warrants outstanding at September 30, 2015 and June 30, 2015 are as follows:

		Fair Value at Date of Issuance	Expiry
Warrants	#	$	Date
US$4.60 Warrants issued August 15, 2013	853,223	1,108,107	August 15, 2015
US$6.50 Warrants issued August 15, 2013	1,050,118	917,732	August 15, 2015
US$7.10 Warrants issued June 23, 2014	1,949,250	3,150,558	June 23, 2016
Warrants outstanding at June 30, 2015	3,852,591	5,176,397
US$4.60 Warrants expired August 15, 2015	(853,223)	(1,108,107)
US$6.50 Warrants expired August 15, 2015	(1,050,118)	(917,732)
Warrants outstanding at September 30, 2015	1,949,250	3,150,558

On August 15, 2015, the warrants issued on August 15, 2013 expired unexercised and accordingly, the carrying value of the expired warrants of $2,025,839 was reclassified to contributed surplus during the three month period ending September 30, 2015.

The remaining warrants outstanding at September 30, 2015 have a total fair value at date of issuance of $3,150,558 which was calculated using the Black-Scholes pricing model.

[c]	Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2015	2,755,764	5,892,305	4.82
Stock options expired [i]	(175,000)	(372,400)	3.48
Stock options forfeited or cancelled [ii]	(172,384)	-	7.16
Stock based compensation expense		417,515	-
Stock options outstanding, September 30, 2015	2,408,380	5,937,420	4.75

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, July 1, 2014	2,305,589	2,866,292	3.91
Stock options issued [iii]	30,000	-	7.70
Stock options exercised [iv]	(2,270)	(4,036)	2.52
Stock options forfeited or cancelled [ii]	(18,484)	-	5.58
Stock based compensation expense		891,654	-
Stock options outstanding, September 30, 2014	2,314,835	3,753,910	3.94

[i]	During the three month period ended September 30, 2015, 175,000 stock options expired unexercised. These stock options had a fair value of $372,400 which was reclassified to contributed surplus.

[ii]	During the three month period ended September 30, 2015, 172,384 stock options were cancelled. These options had a fair value of $885,865 and were unvested at the time of cancellation. During the three month period ended September 30, 2014, 18,484 stock options were forfeited. These options had a fair value of $75,971 and were unvested at the time of forfeit.

12

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

[iii]	The fair value of the 30,000 stock options issued during the three month period ended September 30, 2014 was $171,210.

[iv]	During the three month period ended September 30, 2014, 2,270 options were exercised. These options had a fair value of $4,036 and resulted in cash proceeds to the Company of $5,438.

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at September 30, 2015 are $11,430,633 [June 30, 2015 - $13,274,428].

10.	EXPENSES BY NATURE

	Three month period ended September 30, 2015	Three month period ended September 30, 2014
	$	$
Research and development
Clinical trials and manufacturing	3,637,056	14,314,818
Salaries and benefits	851,284	883,300
Stock compensation expense	(35,987)	509,889
Depreciation and amortization	164,369	155,344
Facility lease costs and utilities	70,332	85,380
Insurance	15,672	57,078
General laboratory supplies and materials	22,754	71,575
Ontario investment tax credits	-	(42,493)
	4,725,480	16,034,891
Selling, general and administrative expenses
Salaries and benefits	464,931	416,961
Professional fees and services	127,105	198,468
Insurance	61,582	62,177
Stock compensation expense	453,502	381,765
Facility lease costs and utilities	38,284	38,119
Business development, corporate communication and investor relations	65,164	115,586
Regulatory and stock transfer fees	27,443	27,785
Office and related expenses	62,143	57,890
Business taxes	78,523	-
Depreciation and Amortization	21,731	7,081
	1,400,408	1,305,832

11.	EARNINGS (LOSS) PER SHARE

Basic and diluted loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of common shares outstanding during the period. Outstanding options to purchase common shares of 2,408,380 [September 30, 2014 – 2,314,835] and warrants of 1,949,250 [ September 30, 2014 – 3,852,591] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive due to losses incurred in the three month periods ended September 30, 2015 and 2014.

For the three month periods ended September 30, 2015 and 2014, 79,908 contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.

13

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

	September 30, 2015	September 30, 2014
Loss attributable to equity holders of the Company	(4,491,456)	(15,695,324)

Weighted average number of common shares outstanding	38,798,971	35,226,053

12.	CONTINGENCIES AND COMMITMENTS

At September 30, 2015, the Company is committed to aggregate expenditures of approximately $727,000 [June 30, 2015 - $3,541,000] for clinical and toxicity studies to be completed during fiscal 2016, approximately $116,000 [June 30, 2015 - $215,000] for manufacturing agreements and approximately $242,000 [June 30, 2015 - $327,000] for consulting and other agreements.

During the three month period ended September 30, 2015, TTIL entered into an agreement with Brigham and Women’s Hospital for an investigator-led clinical study of TT701, a selective androgen receptor modulator (“SARM”) drug candidate to treat androgen deficiency. Under the terms of the agreement TTIL is committed to research grant payments up to US$1,500,000 to be paid quarterly over the course of the Phase 2 clinical study and potential commercial milestone payments of US$10,000,000.

13.	CHANGE IN WORKING CAPITAL

The change in working capital consists of the following:

	Three month period ended September 30, 2015	Three month period ended September 30, 2014
	$	$
Other receivables	(64,971)	16,306
Income tax and investment tax credits receivable	-	(42,493)
Prepaid expenses and deposits	(196,817)	(289,428)
Trade and other payables	(5,108,740)	83,441
	(5,370,528)	(232,174)

14.	RELATED PARTY TRANSACTIONS

Key management compensation

Key management includes the Company’s directors, and members of the senior management team. The compensation paid or payable to key management for employee services is show below:

	Three month period ended September 30, 2015	Three month period ended September 30, 2014
	$	$
Salaries and other short-term employee benefits	477,914	516,097
Stock-compensation expenses	374,899	644,830
Termination benefits	127,542	-
	980,355	1,160,927

During the three month period ended September 30, 2015, the Chief Medical Officer and the ELND005 Program Lead left the Company, which resulted in a termination payment of $127,542.

14

Notes to the Audited Consolidated Financial Statements

September 30, 2015

(Unaudited in Canadian Dollars)

15.	SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents.

15